UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Autobytel Inc.

 (Name of Issuer)

COMMON SHARES

 (Title of Class of Securities)

05275N205

 (CUSIP Number)

Frederick DiSanto

C/O Ancora Advisors, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, OH 44124

(216) 825-4000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

October 21, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

CUSIP NO. 05275N205

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ancora Advisors, LLC

33-1033773

________________________________________________________________________________________________

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) |_| (b) |_|

________________________________________________________________________________________________

3

SEC USE ONLY

________________________________________________________________________________________________

4

SOURCE OF FUNDS

00

________________________________________________________________________________________________

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

|_|

________________________________________________________________________________________________

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, United States of America

________________________________________________________________________________________________

NUMBER OF

7

SOLE VOTING POWER

SHARES

366,570

BENEFICIALLY

___________________________________________________________________

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

___________________________________________________________________

PERSON

9

SOLE DISPOSITIVE POWER

WITH

366,570

___________________________________________________________________

10

SHARED DISPOSITIVE POWER

0

________________________________________________________________________________________________

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

366,570

________________________________________________________________________________________________

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

|_|

________________________________________________________________________________________________

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.06%

________________________________________________________________________________________________

14

TYPE OF REPORTING PERSON

IA

________________________________________________________________________________________________

SCHEDULE 13D

CUSIP NO. 05275N205

1

NAME OF REPORTING PERSON

Frederick DiSanto

________________________________________________________________________________________________

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) |_| (b) |_|

________________________________________________________________________________________________

3

SEC USE ONLY

________________________________________________________________________________________________

4

SOURCE OF FUNDS

OO

________________________________________________________________________________________________

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 |_|

________________________________________________________________________________________________

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

________________________________________________________________________________________________

NUMBER OF

SOLE VOTING POWER

SHARES

910

BENEFICIALLY

___________________________________________________________________

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

___________________________________________________________________

PERSON

9

SOLE DISPOSITIVE POWER

WITH

910

___________________________________________________________________

10

SHARED DISPOSITIVE POWER

0

________________________________________________________________________________________________

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

910

________________________________________________________________________________________________

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

|_|

________________________________________________________________________________________________

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.01%

________________________________________________________________________________________________

14

TYPE OF REPORTING PERSON

IN

________________________________________________________________________________________________

The following constitutes to the Schedule 13D filed by the undersigned

Item 1.

Security and Issuer

This statement relates to the shares of Common Stock of Autobytel Inc.  The address of the issuer is 18872 MacArthur Boulevard, Suite 200, Irvine, California 92612.

Item 2.

Identity and Background

This statement is filed on behalf of Ancora Advisors LLC.  Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors LLC and Owners of Ancora Advisors LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D were acquired in recent months by Ancora Advisors, LLC for investment purposes in the ordinary course of business.  Ancora Advisors, LLC reserves the right to purchase or otherwise acquire additional securities of the Issuer, or sell or otherwise dispose of any securities of the Issuer beneficially owned by them.  In each case, in the open market or in privately negotiated transactions, to the extent deemed advisable by Ancora Advisors, LLC in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.  Ancora Advisors, LLC may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Ancora Advisors, LLC delivered a letter on October 21, 2014, attached as Exhibit B, to members of the Issuer’s Board of Directors.

Item 5.

Interest in Securities of the Issuer

Set forth below, Ancora Advisors LLC, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of October 20, 2014 and the percentage of the Shares outstanding represented by such ownership (based on 9,028,733 shares outstanding as of July 28, 2014):

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	61,824	0.68%
Ancora Funds & Partnerships (2)	215,009	2.38%
Ancora Advisors SMA (3)	151,561	1.68%
Total	428,394	4.74%

(1) These Shares are owned by the owners and employees of Ancora Advisors LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days”

Date of Transaction	Buy/Sell	Amount of Securities	Price Per Share
09/02/14	Sell	14,800	8.1195
09/12/14	Buy	450	8.5772
09/26/14	Buy	8,630	8.7922
10/14/14	Buy	23,100	9.0099
10/15/14	Buy	21,300	8.9854
10/16/14	Buy	105,600	9.0651

Exhibit B: “Letter to Board of Directors”

Autobytel Inc. Board of Directors:

Ancora Advisors LLC owns 428,394 shares, or approximately 4.74% of the outstanding shares of Autobytel Inc. (“ABTL” or “the Company”).  We are writing to express our conviction that it would be in the best interest of Autobytel’s shareholders for the Board of Directors to immediately retain an investment banker in order to explore a sale of the Company.

We question the Company’s ability to drive meaningful value for its shareholders on a standalone basis given its current competitive position and strategic direction.  Underpinning our assessment that remaining an independent public company places far too much risk on ABTL shareholders are the following factors:

1.

Persistent valuation discount

2.

Scale disadvantage

3.

Lack of management credibility

4.

Poor corporate governance

Persistent valuation discount:

Regardless of the valuation methodology analyzed (i.e. discounted cash flow analysis, publicly traded comparable companies, M&A transaction comparables, etc.), Autobytel’s shares trade at a significant discount to fair value, as the following comparison to TrueCar, Inc. illustrates:

Despite both companies having relatively similar share within the U.S. light vehicle market and Autobytel’s sales leads resulting in more vehicles sold in 2013, TrueCar is valued at nearly 10.0x higher per dollar of revenue generated.

Recent M&A transactions and public comps also highlight the valuation disparity:

Applying the valuation data above, even after assigning a significant discount to peer valuation mutliples, yields a current value of approximately $15 - $22 per ABTL share, implying a ~70% - 145% premium to today’s share price.

We believe the significant under-valuation of the Company is driven by the factors discussed below, and that a sale of the Company can materially close the gap between the current public valuation and the valuation framework presented.

Scale disadvantage:

The following chart highlights the lack of resources at Autobytel to effectively compete against its automotive marketing service peers (and other internet service businesses):

Autobytel’s competitors are spending multiples more (as a % of revenue) on sales & marketing than the Company.  TrueCar is expected to generate $200 million of revenues by the end of 2014, and if its sales & marketing spend remains above 50% of revenue, TrueCar will then be spending more in sales and marketing than Autobytel generates annually in revenues.  TrueCar has the balance sheet to aggressively spend marketing dollars to drive revenue growth and capture market share, even if that results in negative cash flows near term.  For Autobytel to materially grow its leads-based business, the Company would need to drive significantly higher levels of unique visitors to its website.  However, the Company does not have the resources today to make this type of growth investment.

Autobytel’s top line growth and free cash flow improvement have coincided with a robust recovery of the U.S. light vehicle market.  However, as growth in the light vehicle market moderates or levels off, Autobytel’s limited capital resources will make incremental top line growth more challenging.  In a slowing U.S. light vehicle environment, the Company’s management will need to consider riskier alternatives to deliver growth.  Any equity capital raise would cause significant dilution given the current valuation and we believe there would be limited support from the investment community for any equity or debt raise; and we have recently witnessed the integration risks and disruption that can result from acquisitions.  When evaluating Autobytel’s deal history under CEO Jeffrey Coats, the acquisitions have come with a significant cost to the equity holders, compounded by a lack of execution on integration.  Additionally, financing acquisitions by issuing convertible notes while the stock is trading at a wide discount to fair value is and would be an extremely expensive way to build scale.

Lack of management credibility:

Autobytel’s current CEO and President Jeffrey Coats, along with fellow directors Michael Fuchs (Chairman of ABTL) and Mark Kaplan, all board members since the IPO, have witnessed a wholesale destruction of shareholder value as fiduciaries, driven by the long-term relative under-performance of the Company’s shares and the incurrence of significant operating losses over that time.

Autobytel vs. S&P 500 and Russell 2000 since IPO
Autobytel
S&P 500
Russell 2000
350.0
300.0
250.0
200.0
150.0
100.0
50.0
-
3/26/1999
3/26/2000
3/26/2001
3/26/2002
3/26/2003
3/26/2004
3/26/2005
3/26/2006
3/26/2007
3/26/2008
3/26/2009
3/26/2010
3/26/2011
3/26/2012
3/26/2013
3/26/2014

We believe management’s general lack of credibility among investors is part and parcel to under-valuation of the Company’s shares.  Specific to credibility, since Mr. Coats became CEO in December 2008, the Company has missed consensus earnings or revenue expectations seven times in eighteen quarters where estimates were available.

Autobytel’s recent acquisition of AutoUSA further widened management’s credibility gap with investors.  When the deal was announced in January 2014, management disclosed that AutoUSA generated $30 million of annual revenues with a modest amount of overlap with Autobytel.  Upon announcement of Q2 results, investors were informed that the anticipated $30 million of revenues was now ~$16-20 million, and that some of the leads contributed by AutoUSA had quality issues, were lower margin, and its dealer network had higher churn than Company average.  Despite an otherwise attractive relative valuation, the share price plummeted again, as weary investors “threw in the towel” on management and the strategic direction of the Company.

Poor Corporate Governance:

An overlay of shareholder-unfriendly corporate governance exacerbates management’s credibility issues.  Autobytel’s adoption in 2010 of a “Tax Benefit Preservation Plan” was essentially a poison pill, insulating management and the Board from shareholder intervention, and also dissuading motivated (uninvited) buyers from potentially tendering for the shares.  As the preservation plan has been in place since 2010, which is longer than the 3 year look back window referenced in Section 382 of the U.S. Tax Code, the Company is at extremely low risk of triggering a change of control which would impair its NOL and should have no hesitation, beyond trying to insulate the board, from letting shareholders cross the 5% level.

Additionally, we believe there is a significant conflict between shareholders and the Board and senior management as a result of minimal board-level ownership of Autobytel’s shares. As the table below illustrates, since Jeffrey Coats became CEO in December 2008, board-level ownership of ABTL shares has remained at miniscule levels, quite unlike the total compensation received by Mr. Coats.  Our definition of ownership is based on actual shares purchased by

Board members, not option grants or shares attributable to convertible notes.   When taking both the length of time a number of the Board members have served the Company and the lack of material ownership into account, it can be reasonably perceived that ABTL’s Board cares more about its own longevity than the Company’s share price.

$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Jefffrey Coats Comp ensatio n
ABTL Board-Level Ownership (excl. op tions)
$212,682
$916,372
$731,203
$779,759
$799,980
$1,018,239
0.74%
0.74%
1.62%
1.43%
0.78%
0.79%
2008
2009
2010
2011
2012
2013

Specific to CEO Jeffrey Coats, his bio included in the Company’s proxy statement details that he is not only the full-time CEO and President of Autobytel, but also a Managing Director of Maverick Associates LLC (since 2001), a partner with Southgate Alternative Investments, Inc. (since 2007), and the Executive Chairman of Mikronite Technologies Group Inc. (since 2007).  With respect to Mikronite, two of Mr. Coats’ fellow ABTL board members are/were also board members of Mikronite.  The addition of Michael Carpenter to Autobytel’s Board in 2012 brought in another director that Mr. Coats has a long term association with, and in this case, is (was) a business partner with at Southgate Alternative Investments, Inc.  As noted in the Company’s most recent proxy statement, although the board deems Mr. Carpenter an independent director, he must recuse himself from either employment or compensation decisions that could impact Mr. Coats.  This is due to an outstanding loan Mr. Coats owes to Mr. Carpenter specific to investments executed by Southgate Alternative Investments, Inc.

In addition to the issues mentioned above, Autobytel’s governance is rife with structural governance provisions that further disenfranchise the shareholder base.  In addition to the previously detailed “poison pill,” these hostile provisions include:

•

A staggered board

•

No cumulative voting

•

Inability for shareholders to call special meetings

•

No written consent

Conclusion:

As we have detailed in this letter, we believe now is the time for Autobytel’s Board of Directors to immediately explore the sale of the Company.  The industry is consolidating at attractive valuations, and auto industry fundamentals remain healthy.  Delaying a sale of the Company creates further risk for shareholders and will prolong the under-valuation of ABTL’s shares.

We believe there would be numerous strategic and financial buyers interested in acquiring Autobytel.  Potential acquirors include Autobytel’s better capitalized automotive marketing services peers or other internet services consolidators, which have shown a willingness to acquire internet-based service and marketing businesses at premium valuations due to their ability to drive website traffic and maximize monetization potential.  Autobytel represents an attractive acquisition target with its mix of both dealer and OEM relationships, as well as the platform and business model’s compatibility with both new and used car sales.  The full potential of the Company and maximum shareholder value will never be realized in its current configuration as a stand-alone public company.

Although Autobytel’s Board has done all that it can to disempower its shareholder base, we are an experienced engaged investor, and, if necessary, will pursue all remedies available to us to insure an optimal outcome is attained.  These remedies may include seeking board representation or even majority board representation if a multi-year campaign is warranted.  We request that Autobytel’s Board of Directors immediately grant Ancora Advisors LLC an exemption to the “Tax Benefit Preservation Plan” and allow our firm to accumulate additional shares above the 5% trigger.  If the Board is confident that it has sufficiently satisfied its fiduciary obligations to its shareholders, then Ancora’s increased ownership in the Company should represent little threat to the existing composition of the Board.  We believe a decision to deny this request will be further demonstrative proof that the Board is entrenching itself, under the guise of protecting Autobytel’s NOLs and at the expense of its shareholders.  The value of these deferred tax assets pales in comparison to the present value of an immediate sale of the Company.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

October 21, 2014

ANCORA ADVISORS, LLC

By:  /s/ Frederick DiSanto

     Frederick DiSanto

     Chief Executive Officer